Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94701	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:  Nike Inc. (NKE)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

NIKE INC
Vote Yes: PROPOSAL NUMBER 7 – TO CONSIDER A SHAREHOLDER PROPOSAL REGARDING DIVERSITY AND INCLUSION EFFORTS REPORTING

Annual Meeting: October 6, 2021

 CONTACT: Meredith Benton, Benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that Nike Inc. ("Nike") publish, at reasonable expense and excluding proprietary information, annual reporting assessing the Company's diversity and inclusion efforts. At a minimum reporting should include:

•	the Board process for assessing the effectiveness of its diversity, equity, and inclusion programs

•	the Board's assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.

Supporting Statement: Investors seek quantitative, comparable data to understand the effectiveness of diversity, equity, and inclusion programs within and between companies.

SUMMARY

Diversity, equity and inclusion (DEI) programs are associated with share outperformance across a number of measures. Investors are seeking decision-useful information to assess whether a company’s programs are effective in supporting shareholder value. This data has not yet been shared by Nike.

Nike has published well-composed and evocative content on its commitment to DEI, yet it has failed to disclose whether its programs and commitments translate into the needed outcome of hiring, retaining and advancing a diverse workforce.

This proposal requests that Nike publish an annual report assessing the effectiveness of the Company’s DEI efforts including the process that the Board follows for ascertaining the effectiveness of its diversity and inclusion programs.

2021 Proxy Memo Nike, Inc | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Nike’s DEI programs. In particular, the proposal notes concerns that the Company’s extensive statements related to diversity and inclusion may be considered “corporate puffery” by stakeholders if the company does not provide meaningful reporting on the effectiveness of its workplace equity practices.

The resolution also cites to studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces
2.	Insufficient DEI programs undermine a company’s success
3.	Nike’s business relies on the successful implementation of its DEI programs
4.	Nike’s current DEI reporting is insufficient
5.	Nike’s DEI reporting lags that of other companies
6.	Investors have been consistent in requesting this data

DISCUSSION

1.	Companies benefit from diverse and inclusive workplaces

Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[1]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[2]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[3]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[4]

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1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2 https://www.credit-suisse.com/about-us-news/en/articles/news-and-expertise/cs-gender-3000-report-2019-201910.html

3 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

4 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

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2021 Proxy Memo Nike, Inc | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[5]

Researchers have identified the benefits of diverse and inclusive teams including: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Nike’s lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the company’s DEI program.

2.	Insufficient DEI programs undermine a company’s success

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7

The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

3. Nike’s business relies on the successful implementation of its DEI programs

The case for investor concern over the lack of measurable DEI data is particularly acute at Nike. Nike does not offer products marketed for their technical superiority; its brand and reputation is paramount. It’s emblematic swoosh logo must continue to be something that consumers are eager to wear on their own bodies. BrandFinance estimates that the Company has the world’s most valuable apparel brand, calculated at a value of $30.4 billion.9

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5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost)

6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/covering-in-the-workplace.html

9 https://brandfinance.com/press-releases/nike-does-it-again-claiming-title-of-worlds-most-valuable-apparel-brand-for-7th-consecutive-year

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2021 Proxy Memo Nike, Inc | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

An important portion of Nike’s marketing focuses on indicating allyship with the Black community, including a partnership with Colin Kaepernick. Advertisements released just after George Floyd’s death10 focused on racial justice, and Nike’s “We Play Real” campaign focused on Black female athletes.11 The Company has acknowledged that its business success is reliant on Black culture and support. Nike’s CEO, John Donahoe has stated, “Our brand would not be what it is today without the powerful contributions of Black athletes and Black culture.”12

Significantly, Black employees have raised concerns about the company’s treatment of diverse employees and Nike’s race-focused advertising has been released over the objections of its Black employees.13

Understanding Nike’s crucial tie to diversity, investors seek data demonstrating that something more than corporate puffery or marketing (often referred to as performative allyship or “woke-washing”) is happening. If Nike is not integrating best practices into its own operations it may erode the trust and brand loyalty of key consumer demographics and employees. Nike, to be credible with investors and other external stakeholders should allow external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees.

Nike’s shareholder are right to be concerned, as the company has had a number of serious missteps related to diversity and inclusion within the last five years. This includes serious and well substantiated allegations of a pervasive culture of sexual harassment and discrimination at the company. These allegations, published in 2018, led to nearly a dozen of Nike’s employees leaving the company, this included top executives as well as Trevor Edwards, President of the Nike brands and a leading candidate to succeed the current CEO.14

The allegations, which came from an employee-led survey and were reported in a New York Times expose, included that Nike:

a.	Marginalized women in meetings
b.	Excluded women from crucial divisions
c.	Enabled a culture where discussions of strip clubs and female anatomy was common
d.	Had an HR department that was ineffective, and
e.	Employees feared negative repercussions for speaking up.

The company has also been accused of routinely paying women less than men for similar work.15

Nike’s apparent challenges with diversity and inclusion have already caused palpable harm to the brand. Nike lost track and field champion Allyson Felix as a spokesperson because, when she was pregnant, Nike had sought to significantly reduce her compensation. Ms. Felix is the most decorated American track and field Olympian ever, holding 11 medals. She has since partnered with Gap-owned Athleta and started her own sneaker brand.

As Allyson Felix wrote in a New York Times Op-ed in 2019:

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10 https://www.youtube.com/watch?v=drcO2V2m7lw

11 https://www.youtube.com/watch?v=SY4Pl75BJPQ

12 https://purpose.nike.com/ceo-letter

13 https://www.ft.com/content/e8b4a2e3-e0cf-467a-890b-b64db664778a

14 https://www.nytimes.com/2018/04/28/business/nike-women.html

15 https://www.bloomberg.com/news/articles/2019-02-27/nike-loses-initial-challenge-to-gender-bias-class-action-lawsuit

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2021 Proxy Memo Nike, Inc | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

I felt pressure to return to form as soon as possible after the birth of my daughter in November 2018, even though I ultimately had to undergo an emergency C-section at 32 weeks because of severe pre-eclampsia that threatened the lives of me and my baby. Meanwhile, negotiations were not going well. Despite all my victories, Nike wanted to pay me 70 percent less than before. If that’s what they think I’m worth now, I accept that.

What I’m not willing to accept is the enduring status quo around maternity. I asked Nike to contractually guarantee that I wouldn’t be punished if I didn’t perform at my best in the months surrounding childbirth. I wanted to set a new standard. If I, one of Nike’s most widely marketed athletes, couldn’t secure these protections, who could?16

Shortly after Ms. Felix left Nike, Simone Biles also left the company. Ms. Biles is a widely admired gymnast and is also a media darling and cultural icon. She, too, left Nike for Athleta. In her announcement, she cited diversity and inclusion and support of women as key components in her decision. In explaining her decision to join Athleta, she stated, "I felt like it wasn't just about my achievements, it's what I stood for and how they were going to help me use my voice and also be a voice for females and kids." She also contrasted her experience with Nike by saying "Athleta is committed to diversity and inclusion, of all women, backgrounds, ages, sizes, abilities, and races."17

4.	Nike’s current DEI reporting is insufficient

For many years prior to the harassment and discrimination allegations of 2018, Nike had published statements of allyship and support for diverse employees, similar to those it publishes now. For example, in Nike’s FY 14/15 Sustainable Business Report the company states, “We seek to attract, develop and retain the most capable and diverse talent, and to inspire the type of performance and innovation that spurs growth in our business … Investing in our employees and unleashing their potential translate into a pipeline of new ideas, methods and products that drive the future of sport.18 This report also shares workforce composition data by gender, race and ethnicity.

Nike’s FY20 Impact Report contains an eight-page discussion of its efforts to attract and develop a diverse, engaged, and healthy workforce. These are important steps. This extensive reporting of efforts, however, cannot stand in place of also reporting the outcomes of these programs, which is at the crux of the proposal’s request. A laundry list of actions, and the entry-level hiring of diverse employees is not decision useful for investors.

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16 https://www.nytimes.com/2019/05/22/opinion/allyson-felix-pregnancy-nike.html

17 https://www.insider.com/simone-biles-dumps-nike-for-athleta-hints-brand-not-supportive-2021-4

18 https://purpose-cms-production01.s3.amazonaws.com/wp-content/uploads/2018/05/14214951/NIKE_FY14-15_Sustainable_Business_Report.pdf

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2021 Proxy Memo Nike, Inc | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Diverse hiring does not represent program success

NIKE’s FY2020 Impact Report includes targets for its DEI programs and metrics on the Company’s workforce diversity numbers. It has also committed to releasing its consolidated EEO-1 form, which provides a standardized format of the company’s employees by career stage, gender, race and ethnicity.

The EEO-1 form provides standardized workforce composition statistics in line with the requirements of the Equal Employment Opportunity Commission and Nike has committed to release it within the 2021 calendar year. Unfortunately, as the job categories on the EEO-1 form are standardized across all US companies, this form is not a strong reflection of Nike’s own operations. The EEO-1 numbers, once provided, will be unable to show investors if Nike’s workforce diversity are a result of its retention of employees or if significant resources were needed to recruit new employees in the face of high employee turnover. For investors seeking to understand the effectiveness of a company’s DEI program, this is essential information.

Unfortunately, workforce diversity numbers are not, by themselves, sufficient indication of program success. If an employee is not retained over time due to a failure of equitable and inclusive policies, a company will not benefit from their skills and knowledge. As stated by a Harvard Business Review article Diversity Doesn’t Stick Without Inclusion: “In the context of the workplace, diversity equals representation. Without inclusion, however, the crucial connections that attract diverse talent, encourage their participation, foster innovation, and lead to business growth won’t happen.” (emphasis added).

Companies that recruit without attention to equity and inclusion risk organizational tensions, frustrated employees, potential negative reputational concerns, and increased human capital expense as employees cycle in and out of the company. Such companies will not be able to realize the benefits of diverse hires.

Researchers have found that “thirty-seven percent of African-Americans and Hispanics and forty-five percent of Asians say they “need to compromise their authenticity” to conform to their company’s standards of demeanor or style.”19 Given this known problem, the resolution is explicit in its request for reporting on the effectiveness of equity and inclusion programs.

The Importance of inclusion data – recruitment, retention and promotion

The resolved clause explicitly asks for “the Board’s assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.” Recruitment, retention and promotion are considered inclusion factors. That is, they indicate the opportunity set for employees within a company. The company currently publishes limited, passing references to these data sets.

Recruitment
Nike’s discussion of its recruitment programs includes mention of a Serena Williams apprenticeship with ten participants, a two-year Women in Nike program that has 15 participants, and an internship program that has 310 interns, 55 percent of whom were women and 49 percent of whom were racial and ethnic minorities. It also references an increase in recruitment from Historically Black Colleges and Universities, moving from 8 percent in 2019 to 18 percent in 2020. However, the company does not provide a baseline against which to measure these programs’ success. The company does not share what its total recruitment number is relative to the entry level positions being filled by its programs, leaving the reader unable to ascertain how meaningful these programs are relative to the company’s overall hiring and diversity needs. Nor does the report share the Board’s assessment of the effectiveness of these programs.

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19 https://hbr.org/2017/02/diversity-doesnt-stick-without-inclusion

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2021 Proxy Memo Nike, Inc | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Retention

Relative to the need for retention data, Arthur Woods of the diversity recruiting platform Mathison, has said “We see organizations that have instituted plans for diversity hiring actually failing to retain and advance those very job seekers.”20 Companies with diverse employees in their headcount may still struggle with unwelcoming and discriminatory cultures. This is not a theoretical concern. As an example, Whistle Stop Capital and As You Sow staff have had a company explicitly tell them that recruitment was not a challenge and that it had strong diverse representation. This same company stated that it was unwilling to share its retention data because its turnover of diverse employees would be concerning to investors.

The strongest qualitative statement found in Nike’s reporting was “Retention remains high, but we know we need to stay engaged to avoid eroding our progress in hiring and promoting women globally and U.S. racial and ethnic minorities.” The hiring and promotion data to support this statement of “progress” is not shared publicly. Nor does the report share the Board’s assessment of its retention policies or their effectiveness.

Promotion

Studies show extensive bias in promotion, referred to as the “promotion gap” or “broken rung.” McKinsey found that, in 2019, for every 100 men promoted, only 85 women were promoted. The promotion gap increased if a woman was a racial minority, with only 71 Latinas and 58 Black women promoted for every 100 men.21 Men are also more likely to promote other men and women more likely to be the promoters of other women.22 This promotion bias reinforces career immobility, as more men are in positions where they choose whom to promote. Women are also required to be more qualified: Globally, 44.3 percent of female managers have university degrees, as compared to only 38.3 percent of male managers.23

In addition, studies from Stanford24 show that merit reviews, which allow for bias, conflict with impartial rankings of employees. That is, when a system allows for subjective employee reviews, bias is more likely to occur in the assessment of a diverse employee’s contribution.

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20 https://www.marketplace.org/2020/07/17/diversity-recruitment-retention-workplace-discrimination/

21 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/women-in-the-workplace

22 https://www.payscale.com/career-news/2018/05/new-research-promotion-gap

23 ILO, “A Quantum Leap for Gender Equality” <https://www.ilo.org/wcmsp5/groups/public/---dgreports/---dcomm/---publ/documents/publication/wcms_674831.pdf>

24 As presented by Lori Nishiura Mackenzie, co-founder , Stanford VMware Women’s Leadership Innovation Lab, at the CalPERS & CalSTRS Diversity Forum on June 6, 2019

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2021 Proxy Memo Nike, Inc | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Relative to promotion, the strongest data found in Nike’s reporting was “We introduced an onboarding and coaching program for new Vice Presidents to support their transition and developed high-potential future leaders at Senior Director and Director level, through a combination of 360 assessment, coaching, and career experiences. Through these programs, our high-potential talent has not only been exposed to impactful learning experiences, we’ve seen it pull through in our promotion data as well, as 56 percent of the 2020 program participants were promoted to new roles.”

The fact that 56 percent of 2020 participants were promoted to new roles sounds promising, but one needs to understand the number of participants enrolled in the first instance and the promotion rates of non-participants to actually understand what was accomplished. The number of high-potential employees that started or made it through Nike’s program is not stated, nor is it clear what a “combination of 360 assessment, coaching, and career experiences” actually means. Again, the report does not share the Board’s assessment of the effectiveness of these programs.

5.	Nike’s DEI reporting lags that of other companies

Many companies have provided significantly more diversity and inclusion data than Nike. Below are examples of inclusion factor data that Nike’s peers are disclosing, or have committed to disclose, as of August 10, 2021:

-	128 companies in the S&P 500 release or have committed to release, their recruitment rates of female employees.
-	68 companies in the S&P 500 release or have committed to release, their retention rates of female employees.
-	39 companies in the S&P 500 release or have committed to release, their promotion rate of female employees.
-	163 companies within the S&P 500 report or have committed to report, at least one inclusion factor related to race or ethnicity.

Companies including 3M Co, Alphabet Inc, Altria Group Inc, Apple Inc, Bank of New York Mellon Corp, BlackRock Inc, Citigroup Inc, CVS Health Corp, General Motors Co, Goldman Sachs Group Inc, Intel Corp, JPMorgan Chase & Co, Lockheed Martin Corp, McDonald's Corp, MetLife Inc, Microsoft Corp, Oracle Corp, Procter & Gamble Co, Progressive Corp, PVH Corp, Twitter Inc, Walmart Inc, have all released, or committed to release, more detailed inclusion data than Nike.

6.	Investors have been consistent in requesting this data

That these issues are important to investors’ assessment of companies is underscored by earlier shareholder votes on this issue. The same proposal submitted to Nike here has earned high levels of support at companies with similar, or higher levels, of DEI reporting than Nike, including at American Express where this resolution was supported by 60 percent of shareholders; International Business Machines (IBM) where this resolution was supported by 94 percent of shareholders; Procter & Gamble (P&G) where this resolution was supported by 37 percent of shareholders; and Union Pacific where this resolution was supported by 81 percent of shareholders. At the time of shareholder votes at both IBM and P&G, each company had released significantly more DEI data than Nike.

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2021 Proxy Memo Nike, Inc | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

NOTES ON NIKE’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, Nike argues that it has made a commitment to advancing diversity, equity and inclusion at the company and it has increased its resources to recruit, develop, and retain diverse talent. Over three pages, it cites a large number of programs intended to support its DEI programs in some way. Nike does not, however, share the data that would demonstrate the success of its recruitment, development, or retention of diverse employees.

Nike also states that its Board monitors the effectiveness of its DEI programs and policies. The company, however, does not tell us what metrics are used to determine program effectiveness, nor what the data is relative to those metrics. If the programs cited are sufficiently effective in supporting Nike’s stated diversity and inclusion goals, it is challenging to understand why Nike is not leading the field in proudly sharing its recruitment, retention, or promotion data.

CONCLUSION

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Nike. The resistance to providing investors with metrics supporting the company’s statements on the effectiveness of its DEI programs is concerning.

Vote “Yes” on this Shareholder Proposal 7

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For questions regarding Proposal 7 at Nike, please contact Meredith Benton, As You Sow Workplace Equity Program Manager and Principal at Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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